EXHIBIT 99.1

ASSURED GUARANTY CORP.

Assured Guaranty Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars except per share and share amounts)
(Unaudited)

	June 30,	December 31,
	2006	2005
Assets
Fixed maturity securities, at fair value (amortized cost: $1,014,513 in 2006 and $1,011,999 in 2005)	$1,037,369	$1,047,577
Short-term investments, at cost which approximates fair value	109,526	58,864

Total investments	1,146,895	1,106,441
Cash and cash equivalents	25,615	951
Accrued investment income	13,765	13,659
Deferred acquisition costs	72,316	73,805
Prepaid reinsurance premiums	49,364	27,283
Reinsurance recoverable on ceded losses	8,358	11,410
Premiums receivable	22,936	23,694
Goodwill	85,417	85,417
Unrealized gains on derivative financial instruments	39,094	38,052
Receivables for securities sold	5,771	147
Other assets	16,031	23,135
Total assets	$1,485,562	$1,403,994

Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$236,644	$196,435
Reserves for losses and loss adjustment expenses	58,766	63,491
Profit commissions payable	3,715	4,237
Reinsurance balances payable	19,148	1,104
Deferred income taxes	31,472	34,673
Current income taxes	2,591	4,497
Funds held by Company under reinsurance contracts	4,591	3,256
Unrealized losses on derivative financial instruments	5,425	9,238
Liability for tax basis step-up adjustment	14,843	15,216
Payables for securities purchased	12,140	—
Other liabilities	11,671	18,415
Total liabilities	401,006	350,562
Commitments and contingencies
Shareholder’s equity
Preferred stock ($1,000.00 liquidation preference, 200,004 shares authorized; none issued and outstanding in 2006 and 2005)	—	—
Common stock ($720.00 par value, 500,000 shares authorized; 20,834 shares issued and outstanding in 2006 and 2005)	15,000	15,000
Additional paid-in capital	384,230	380,006
Unearned stock grant compensation	—	(6,446)
Retained earnings	670,114	635,849
Accumulated other comprehensive income	15,212	29,023
Total shareholder’s equity	1,084,556	1,053,432
Total liabilities and shareholder’s equity	$1,485,562	$1,403,994

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Operations and Comprehensive Income
(in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenues
Gross written premiums	$68,493	$21,354	$99,584	$53,725
Ceded premiums	(25,391)	(5,060)	(31,905)	(11,957)
Net written premiums	43,102	16,294	67,679	41,768
(Increase) decrease in net unearned premium reserves	(19,816)	6,676	(18,200)	11,834
Net earned premiums	23,286	22,970	49,479	53,602
Net investment income	13,526	13,296	26,252	26,618
Net realized investment (losses) gains	(216)	844	(1,362)	1,006
Unrealized gains (losses) on derivative financial instruments	4,135	(8,208)	4,855	(3,285)
Total revenues	40,731	28,902	79,224	77,941
Expenses
Loss and loss adjustment expenses	3,353	(2,227)	5,398	(4,055)
Profit commission expense	—	6	(447)	9
Acquisition costs	4,699	7,470	9,661	15,523
Other operating expenses	8,632	7,122	19,072	15,039
Other expense	692	2,488	1,306	2,488
Total expenses	17,376	14,859	34,990	29,004
Income before provision for income taxes	23,355	14,043	44,234	48,937
Provision for income taxes
Current	1,547	11,112	5,103	15,422
Deferred	3,845	(8,995)	4,866	(3,854)
Total provision for income taxes	5,392	2,117	9,969	11,568
Net income	17,963	11,926	34,265	37,369
Other comprehensive (loss) income, net of taxes
Unrealized holding (losses) gains on fixed maturity securities arising during the year	(6,903)	10,523	(14,696)	(614)
Reclassification adjustment for realized losses (gains) included in net income	140	(549)	885	(654)
Change in net unrealized gains on fixed maturity securities	(6,763)	9,974	(13,811)	(1,268)
Comprehensive income	$11,200	$21,900	$20,454	$36,101

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Shareholder’s Equity
For Six Months Ended June 30, 2006
(in thousands of U.S. dollars)
(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Unearned Stock Grant Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity
Balance, December 31, 2005	$—	$15,000	$380,006	$(6,446)	$635,849	$29,023	$1,053,432
Net income	—	—	—	—	34,265	—	34,265
Unrealized loss on fixed maturity securities, net of tax of $(7,953)	—	—	—	—	—	(13,811)	(13,811)
Reclassification due to adoption of FAS 123R	—	—	—	6,446	—	—	6,446
Share-based compensation	—	—	4,224	—	—	—	4,224
Balance, June 30, 2006	$—	$15,000	$384,230	$—	$670,114	$15,212	$1,084,556

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

(Unaudited)

	Six Months Ended June 30,
	2006	2005

Operating activities
Net income	$34,265	$37,369
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Non-cash operating expenses	4,826	1,629
Net amortization of premium on fixed maturity securities	1,678	3,006
Provision (benefit) for deferred income taxes	4,866	(3,854)
Net realized investment losses (gains)	1,362	(1,006)
Change in unrealized (gains) losses on derivative financial instruments	(4,855)	3,285
Change in deferred acquisition costs	1,489	5,237
Change in accrued investment income	(106)	1,244
Change in premiums receivable	758	28,193
Change in prepaid reinsurance premiums	(22,081)	17,344
Change in unearned premium reserves	40,209	(67,774)
Change in reserves for losses and loss adjustment expenses, net	16,371	(65,166)
Change in profit commissions payable	(522)	(177)
Change in funds held by Company under reinsurance contracts	1,335	(2,463)
Change in current income taxes	(1,906)	461
Tax benefit from employee stock options	—	4,059
Other	6,052	(1,741)
Net cash flows provided by (used in) operating activities	83,741	(40,354)

Investing activities
Fixed maturity securities:
Purchases	(237,714)	(196,830)
Sales	221,902	194,852
Maturities	6,864	5,000
(Purchases) sales of short-term investments, net	(50,752)	35,806
Net cash flows (used in) provided by investing activities	(59,700)	38,828
Effect of exchange rate changes	623	(198)
Increase (decrease) in cash and cash equivalents	24,664	(1,724)
Cash and cash equivalents at beginning of period	951	2,766

Cash and cash equivalents at end of period	$25,615	$1,042

Supplementary cash flow information
Income taxes paid	$7,000	$10,551
Non-cash investing activities: FSA Transaction	$—	$99,967

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Notes to Consolidated Financial Statements
June 30, 2006
 (Unaudited)

1.  Business and Organization

Assured Guaranty Corp. (the “Company”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap transactions.  The Company’s ultimate parent is Assured Guaranty Ltd., a Bermuda-based insurance holding company, which is publicly traded on the New York Stock Exchange.

The Company has financial strength ratings of AAA, AAA and Aa1 as of June 30, 2006 from Standard & Poor’s Rating Service, Fitch Ratings, and Moody’s Investor Services, Inc., respectively, and is licensed in 48 jurisdictions. The Company owns 100% of Assured Value Insurance Company, a Maryland domiciled company and Assured Guaranty (UK) Ltd. (“AG (UK)”), a company organized under the laws of the United Kingdom.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities. A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults. This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and its financial guaranty reinsurance portfolio on a coordinated basis.

The Company’s financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other.  These segments are further discussed in Note 9.

2.  Basis of Presentation

The unaudited interim consolidated financial statements, which include the accounts of the Company, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s financial condition, results of operations and cash flows for the periods presented.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. These unaudited interim consolidated financial statements cover the three-month period ended June 30, 2006 (“Second Quarter 2006”) and the three-month period ended June 30, 2005 (“Second Quarter 2005”), and the six-month period ended June 30, 2006 (“Six Months 2006”) and the six-month period ended  June 30, 2005 (“Six Months 2005”). Operating results for the three- and six-month periods ended June 30, 2006 and 2005 are not necessarily indicative of the results that may be expected for a full year.  Certain items in the prior year unaudited interim consolidated financial statements have been reclassified to conform with the current period presentation. These unaudited interim consolidated financial statements should be read in conjunction with the financial statements included in the audited consolidated financial statements of Assured Guaranty Ltd. (“Assured Guaranty”) as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 which was filed with the Securities and Exchange Commission as Exhibit 99.1.

The Company and certain of its subsidiaries are subject to U.S. income tax.  The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards (“FAS”) FAS No. 109, “Accounting for Income Taxes”.  The Company’s provision for income taxes for interim financial periods is not based on an estimated annual effective rate due to the variability in changes in fair value of its derivative financial instruments.  A discrete calculation of the provision is calculated for each interim period.

3.  Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”) which amends FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”), and addresses issues raised in FAS 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of FAS 155 are: (i) with respect to FAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to FAS 140, eliminate a restriction on the passive derivative instruments that a  qualifying special purpose entity may hold. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the implications of FAS 155 on its financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing FIN 48 and has not determined the impact that the adoption of FIN 48 will have on its results of operations or financial position.

4.  Analysis of premiums written, premiums earned and loss and loss adjustment expenses

To limit its exposure on assumed risks, at the time of the initial public offering (“IPO”), the Company entered into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily subsidiaries of ACE Limited (“ACE”), to cede a portion of the risk underwritten by the Company. In addition, the Company enters into reinsurance agreements with non-affiliated companies to limit its exposure to risk on an on-going basis.

In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts. Direct, assumed, and ceded amounts were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(in thousands of U.S. dollars)
Premiums Written
Direct	$63,716	$16,042	$88,617	$32,046
Assumed	4,777	5,312	10,967	21,679
Ceded	(25,391)	(5,060)	(31,905)	(11,957)
Net	$43,102	$16,294	$67,679	$41,768

Premiums Earned
Direct	$16,829	$11,386	$32,368	$23,953
Assumed	11,335	16,177	27,196	41,807
Ceded	(4,878)	(4,593)	(10,085)	(12,158)
Net	$23,286	$22,970	$49,479	$53,602

Loss and Loss Adjustment Expenses
Direct	$(2,019)	$(193)	$(2,101)	$(1,296)
Assumed	3,855	(4,230)	6,979	(7,988)
Ceded	1,517	2,196	520	5,229
Net	$3,353	$(2,227)	$5,398	$(4,055)

Net written premiums for Second Quarter 2006 and Six Months 2006 were $43.1 million and $67.7 million, respectively, compared with $16.3 million and $41.8 million for Second Quarter 2005 and Six Months 2005, respectively.  The increase in direct written premiums for both periods is primarily attributable to several financial guaranty transactions written during Second Quarter 2006 in the United Kingdom (“UK”) with upfront premiums totaling $41.0 million.

Ceded written premiums have increased in Second Quarter 2006 compared with Second Quarter 2005 and  Six Months 2006 compared with Six Months 2005.   The changes in Ceded written premiums over the periods are directly related to the changes in gross written premiums.

Loss and loss adjustment expenses (“LAE”) were $3.4 million and $5.4 million for Second Quarter 2006 and Six Months 2006, respectively.  Second Quarter 2006  includes a  $3.8 million increase to loss reserves related to a rating downgrade of a European infrastructure  transaction.  In addition,  Six Months 2006 includes a $2.5 million case reserve addition due to a U.S. public infrastructure transaction.

Loss and loss adjustment expenses of $(2.2) million in Second Quarter 2005 and $(4.1) million in Six Months 2005, are primarily attributable to a release of loss reserves related to the agreement with Financial Security Assurance Inc., discussed below.

Reinsurance recoverable on ceded losses and LAE as of June 30, 2006 and December 31, 2005 was $8.4 million and $11.4 million, respectively.

Agreement with Financial Security Assurance Inc.

During Second Quarter 2005, the Company and Assured Guaranty Re Ltd. (“AG Re”), a subsidiary of Assured Guaranty Ltd. and an affiliate of the Company, entered into a reinsurance agreement with Financial Security Assurance Inc. (“FSA”) pursuant to which substantially all of FSA’s financial guaranty risks previously ceded to the Company (the “Ceded Business”) was assumed by AG Re.  This agreement was effective as of January 1, 2005. In connection with the transaction, the Company transferred liabilities of $169.0 million, consisting primarily of unearned premium reserves.  This transaction caused Second Quarter 2005 and Six Months 2005 net income to decrease by $4.0 million.  FSA has released the Company from all liabilities with respect to the Ceded Business.  AG Re has assumed substantially all of the Company’s liabilities with respect to the Ceded Business. FSA may receive a profit commission on the Ceded Business based on its future performance.

5.  Commitments and Contingencies

Lawsuits arise in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

In April 2005, the Company received a Notice of Order to Preserve (“Order”) from the Office of the Commissioner of Insurance, State of Georgia (“Commissioner”). The Order was directed to “ACE Limited, and all affiliates” and requires the preservation of documents and other items related to “finite insurance” and a broad group of other insurance and reinsurance agreements. Also in April 2005, the Company, and numerous other insurers, received a subpoena from the Commissioner related to the “initial phase” of the Commissioner’s investigation into “finite-risk” transactions. The subpoena requests information on the Company’s assumed and ceded reinsurance contracts in force during 2004. The Company provided the requested information in response to the subpoena in January of 2006 and has not been contacted further by the Commissioner.

The Company is party to reinsurance agreements with all of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the ceded business. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

6.  Credit Facilities

$300.0 million Credit Facility

On April 15, 2005, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million three-year unsecured revolving credit facility (the “$300.0 million credit facility”) with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America, N.A. acted as lead arrangers and KeyBank National Association (“KeyBank”) acted as syndication agent. Under the $300.0 million credit facility, each of the Company, AG (UK), Assured Guaranty Ltd., AG Re and Assured Guaranty Re Overseas Ltd. (“AGRO”) are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower. Two letters or credit have been issued, both on behalf of AGRO, with an aggregate stated amount of approximately $20.7 million.

If drawn, the proceeds of the loans and letters of credit are to be used for working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

At the closing of the $300.0 million credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AG Re and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility and (iii) Assured Guaranty Overseas US Holdings Inc., as a Material Non-AGC Subsidiary (as defined in the related credit agreement), guaranteed the obligations of Assured Guaranty Ltd., AG Re and AGRO under such facility. Subsequently, AG Re and AGRO, as Material Non-AGC Subsidiaries, both guaranteed the obligations of the other and of Assured Guaranty Ltd. under such facility.

The $300.0 million credit facility’s financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of $1.2 billion, (b) maintain an interest coverage ratio of at least 2.5:1, and (c) maintain a maximum debt-to-capital ratio of 30%. In addition, the $300.0 million credit facility requires that the Company: (x) maintain qualified statutory capital of at least 80% of its statutory capital as of the fiscal quarter prior to the closing date of the facility and (y) maintain a ratio of aggregate net par outstanding to qualified statutory capital of not more than 150:1. Furthermore, the $300.0 million credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions. Most of these restrictions are subject to certain minimum thresholds and exceptions. A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding. As of June 30, 2006 and December 31, 2005, Assured Guaranty was in compliance with all of those financial covenants.

As of June 30, 2006 and December 31, 2005, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

Non-Recourse Credit Facility

The Company is also party to a non-recourse credit facility with a syndicate of banks which provides up to $175.0 million specifically designed to provide rating agency-qualified capital to further support the Company’s claims paying resources. The facility expires in December 2010. As of June 30, 2006 and December 31, 2005, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

The Company’s failure to comply with certain covenants under the Company’s credit facilities could, subject to grace periods in the case of certain covenants, result in an event of default. This could require the Company to repay any outstanding borrowings in an accelerated manner.

Committed Capital Securities

On April 8, 2005, the Company entered into four separate agreements with four different unaffiliated custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company. The custodial trusts were created as a vehicle for providing capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option. If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims. The put options were not exercised as of June 30, 2006. Initially, all of the committed capital securities (the “CCS Securities”) were issued to a special purpose pass-through trust (the “Pass-Through Trust”). The Pass-Through Trust is a newly created statutory trust organized under the Delaware Statutory Trust Act formed for the purposes of (i) issuing $200,000,000 of Pass-Through Trust Securities to qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended, (ii) investing the proceeds from the sale of the Pass-Through Trust Securities in, and holding, the CCS Securities issued by the Custodial Trusts and (iii) entering into related agreements. Neither the Pass-Through Trust nor the Custodial Trusts are consolidated in Assured Guaranty Ltd.’s financial statements.

During Second Quarter 2006 and Six Months 2006, the Company incurred $0.7 million and $1.3 million, respectively, of put option premiums which are an on-going expense. During both Second Quarter 2005 and Six Months 2005, the Company incurred $2.5 million which consists of $2.0 million of investment banking fees associated with the committed capital securities and put option premiums which are an on-going expense. These expenses are presented in the Company’s unaudited interim consolidated statements of operations and comprehensive income under other expense.

7. Share-Based Compensation

Effective January 1, 2006, the Company adopted FAS No. 123 (revised), “Share-Based Payment” (“FAS 123R”), which replaces FAS No. 123, “Accounting for Stock Based Compensation” (“FAS 123”) and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). FAS 123R requires all share-based compensation transactions with employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period based on their relative fair values.

Prior to the adoption of FAS 123R, the Company followed the guidance of APB 25 and did not record share-based compensation expense related to employee stock options in the statement of operations, since for all grants the exercise price was equal to the market value of the common stock on the grant date.

The Company elected to use the modified prospective transition method for implementing FAS 123R. Under this transition method, compensation expense includes:  (a) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123R. Because the Company elected to use the modified prospective transition method, results for prior periods have not been restated and new awards are valued and accounted for prospectively upon adoption.

The employees of the Company participate in Assured Guaranty Ltd.’s share-based compensation plans. Beginning January 1, 2006, upon adoption of FAS 123R, the Company recorded share-based compensation for the cost of stock options, restricted stock and Assured Guaranty Ltd.’s sponsored employee stock purchase plan. As a result of adopting FAS 123R on January 1, 2006, the Company’s Second Quarter 2006 income before income taxes and net income are $1.0 million and $0.6 million lower, respectively, and for Six Months 2006 are $1.9 million and $1.2 million lower, respectively, than if it had continued to account for share-based compensation under APB 25.

Share-based compensation expense in Second Quarter 2006 and Six Months 2006 was $1.5 million ($1.0 million after tax) and $3.0 million ($1.9 million after tax), respectively.  Included in Second Quarter 2006 and Six Months 2006 expense was $0.3 million and $0.5 million, respectively, for stock award grants to retirement-eligible employees. FAS 123R requires these awards to be expensed over the period through the date the employee first becomes eligible to retire  and is no longer required to provide service to earn part or all of the award, regardless of the employees intent of retirement. The amount of share-based compensation capitalized in Second Quarter 2006 and Six Months 2006 as deferred acquisition costs (“DAC”) was $0.7 million and $1.2 million, respectively.  Share-based compensation expense in Second Quarter 2005 and Six Months 2005 was $0.6 million ($0.4 million after tax) and $1.0 million ($0.7 million after tax), respectively.

The following table presents pre-DAC and pre-tax, share-based compensation cost by share-based type:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S. dollars)	2006	2005	2006	2005
Share-Based Employee Cost
Restricted Stock
Recurring amortization	$1,195	$571	$2,329	$1,008
Accelerated amortization for retirement eligible employees	196	—	357	—
Subtotal	1,391	571	2,686	1,008
Stock Options
Recurring amortization	674	—	1,322	—
Accelerated amortization for retirement eligible employees	87	—	162	—
Subtotal	761	—	1,484	—
ESPP	27	—	54	—
Total Share-Based Employee Cost	$2,179	$571	$4,224	$1,008

For Second Quarter 2005 and Six Months 2005, had the compensation expense been determined in accordance with the fair value method recommended in FAS 123, the Company’s net income would have been adjusted to the pro forma amounts indicated below:

(in thousands of U.S. dollars)	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Net income as reported	$11,926	$37,369
Add: Stock-based compensation expense included in reported net income, net of income tax	371	655
Deduct: Compensation expense, in accordance with FAS 123, net of income tax	666	1,289
Pro forma net income	$11,631	$36,735

Assured Guaranty Ltd. Share-Based Compensation Plans

As of April 27, 2004, Assured Guaranty Ltd. adopted the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (the “Incentive Plan”). The Incentive Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights, and full value awards that are based on Assured Guaranty Ltd.’s common shares. The number of common shares that may be delivered under the Incentive Plan may not exceed 7,500,000. As of June 30, 2006, 2,682,432 common shares were available for grant under the Incentive Plan. In January 2005, Assured Guaranty Ltd. implemented the Stock Purchase Plan (“Stock Purchase Plan”) in accordance with Internal Revenue Code Section 423. Assured Guaranty Ltd. reserved for issuance and purchases under the Stock Purchase Plan 100,000 shares of its common stock.  As of June 30, 2006, 80,512 common shares were available for grant under the Stock Purchase Plan. The Incentive Plan and the Stock Purchase Plan are described more fully in Assured Guaranty Ltd.’s 2005 Annual Report on Form 10-K.

Stock Options

Nonqualified or incentive stock options may be granted to employees of the Company.   Stock options are generally granted once a year with exercise prices equal to the closing price on the date of grant.  To date, Assured Guaranty Ltd. has only issued nonqualified stock options.  All stock options granted to employees vest in equal annual installments over a three-year period and expire 10 years from the date of grant. None of Assured Guaranty Ltd.’s options have a performance or market condition.

The following table summarizes Assured Guaranty Ltd.’s stock option activity for  all its subsidiaries, for the six months ended June 30, 2006:

Options	Options for Common Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value(1) (in thousands)

Outstanding at December 31, 2005	2,457,302	$18.05
Granted	785,967	$25.49
Exercised	(24,774)	$17.91
Forfeited	(52,996)	$19.99
Outstanding at June 30, 2006	3,165,499	$19.86	8.2	$17,442
Vested and exercisable at June 30, 2006	1,348,481	$17.95	7.5	$9,999

(1)             The aggregate intrinsic value was calculated based on the positive difference between the closing price of  Assured Guaranty Ltd.’s common stock on June 30, 2006 (i.e. $25.37) and the weighted average exercise price of the underlying options.

The Company recorded $0.8 million ($0.5 million after tax) and $1.5 million ($1.0 million after tax) in share-based compensation related to stock options during Second Quarter 2006 and Six Months 2006, respectively.  As of June 30, 2006 the total unrecognized compensation expense related to outstanding non-vested stock options was $3.2 million, which will be adjusted in the future for the difference between estimated and actual forfeitures. The Company expects to recognize that expense over the weighted-average remaining service period of 1.6 years.

The weighted-average grant-date fair value of options granted were $6.86 and $5.08 for Second Quarter 2006 and Second Quarter 2005, respectively. The weighted-average grant-date fair value of options granted were $6.71 and $4.53 for Six Months 2006 and Six Months 2005, respectively. The fair value of options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2006 and 2005:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Dividend yield	0.6%	0.6%	0.5%	0.7%
Expected volatility	20.12%	20.92%	20.44%	20.82%
Risk free interest rate	5.1%	4.2%	4.6%	4.1%
Expected life	5 years	5 years	5 years	5 years
Forfeiture rate	6.0%	6.0%	6.0%	6.0%

These assumptions were based on the following:

•                  The expected dividend yield is based on the current expected annual dividend and Assured Guaranty Ltd.’s share price on the grant date,

•                  Expected volatility is estimated at the date of grant based on the historical share price volatility, calculated on a daily basis,

•                  The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term to the granted stock options,

•                  The expected life is based on the average expected term of Assured Guaranty Ltd.’s  guideline companies, which are defined as similar entities, since the Company has insufficient expected life data,

•                  The forfeiture rate is based on the rate used by Assured Guaranty Ltd.’s  guideline companies, since  the Company has insufficient forfeiture data. Estimated forfeitures will be reassessed at each balance sheet date and may change based on new facts and circumstances.

For options granted before January 1, 2006, the Company amortizes the fair value on an accelerated basis. For options granted on or after January 1, 2006, the Company amortizes the fair value on a straight-line basis. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods, with the exception of retirement-eligible employees.  For retirement-eligible employees options are amortized over the period through the date the employee first becomes eligible to retire and is no longer required to provide service to earn part or all of the award.  The Company may elect to use different assumptions under the Black-Scholes option valuation model in the future, which could materially affect the Company’s net income.

The total intrinsic value of options exercised during Six Months 2006 was $0.2 million. During Six Months 2006, $0.4 million was received from the exercise of stock options and an immaterial related tax benefit was recorded. During Six Months 2005, an immaterial amount of  cash was received from the exercise of stock options and a corresponding immaterial related tax benefit was recorded. Assured Guaranty Ltd. has a policy of issuing new shares to satisfy stock option exercises.

Restricted Stock Awards

Assured Guaranty Ltd. has granted restricted stock awards to employees of the Company. Restricted stock awards generally vest in equal annual installments over a four-year period.   Restricted stock awards are amortized over the requisite service periods of the awards, which are generally the vesting periods, with the exception of retirement-eligible employees, discussed above. Prior to the adoption of FAS 123R, the Company presented non-vested restricted stock issuances on the balance sheet in unearned stock grant compensation as a separate component of shareholders’ equity. In accordance with the provisions of FAS 123R, on January 1, 2006, the Company reversed the balance in unearned stock grant compensation. The following table summarizes Assured Guaranty Ltd.’s restricted stock award activity for all its subsidiaries for the six months ended June 30, 2006:

Nonvested Shares	Number of Shares	Weighted Average Grant-Date Fair Value

Nonvested at December 31, 2005	1,021,124	$18.12
Granted	454,333	$25.49
Vested	(268,638)	$18.00
Forfeited	(30,336)	$19.54
Nonvested at June 30, 2006	1,176,483	$20.96

The Company recorded $1.4 million ($0.9 million after tax) and $2.7 million ($1.7 million after tax) in share-based compensation, related to restricted stock awards, during Second Quarter 2006 and Six Months 2006, respectively. Restricted stock awards are expensed on a straight-line basis over the vesting period. As of June 30, 2006 the total unrecognized compensation cost related to outstanding nonvested restricted stock awards was $10.2 million, which the Company expects to recognize over the weighted-average remaining service period of 2.4 years.

Employee Stock Purchase Plan

Participation in the Stock Purchase Plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant’s compensation or, if less, shares having a value of $25,000. Participants may purchase shares at a purchase price equal to 85 percent of the lesser of the fair market value of Assured Guaranty Ltd.’s stock on the first day or the last day of the subscription period. The Company recorded $27,000 ($18,000 after tax) and $54,000 ($35,000 after tax) in share-based compensation during Second Quarter 2006 and Six Months 2006, respectively.

8.  Liability For Tax Basis Step-Up Adjustment

In connection with the IPO, the Company and ACE Financial Services Inc. (“AFS”), a subsidiary of ACE,  entered into a tax allocation agreement, whereby the Company and AFS will make a  “Section 338 (h)(10)” election that will have the effect of increasing the tax basis of certain affected subsidiaries’ tangible and intangible assets to fair value.  Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company’s affected assets.  The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company.  Any tax benefit realized by the Company will be paid to AFS.   Such tax benefits will generally be calculated by comparing the Company’s actual taxes to the taxes that would have been owed had the increase in basis not occurred.  After a 15-year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

The Company initially recorded a $49.0 million reduction of its existing deferred tax liability, based on an estimate of the ultimate resolution of the Section 338(h)(10) election.  Under the tax allocation agreement, the Company estimates that as of the IPO date, it will pay $20.9 million to AFS and accordingly has established this amount as a liability. The initial difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million during 2004.  During both Six Months  2006 and Six Months 2005 the Company paid AFS $0.4 million.

9.  Segment Reporting

The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and could take the form of a credit derivative; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes trade credit reinsurance in which the Company is no longer active and the impact of affiliate reinsurance transactions that were purchased by management for the benefit of all the Company’s reporting segments.

The Company does not segregate assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study. During 2006 the Company implemented a new operating expense methodology to more closely apply expenses to the individual operating segments. This new methodology was based on a comprehensive study and is based on departmental time estimates and headcount. 2005 amounts have been restated to show this new methodology on a comparative basis. Management uses underwriting gains as the primary measure of each segment’s financial performance.

The following tables summarize the components of underwriting gain for each reporting segment:

	Three Months Ended June 30, 2006
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$64.7	$3.7	$0.1	$68.5
Net written premiums	39.9	3.2	—	43.1
Net earned premiums	13.9	9.4	—	23.3
Loss and loss adjustment expenses	(0.1)	3.4	—	3.4
Profit commission expense	—	—	—	—
Acquisition costs	1.5	3.2	—	4.7
Other operating expenses	7.8	0.8	—	8.6
Underwriting gain	$4.7	$1.9	$—	$6.7

	Three Months Ended June 30, 2005
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$17.2	$3.0	$1.2	$21.4
Net written premiums	15.4	0.9	—	16.3
Net earned premiums	5.3	17.7	—	23.0
Loss and loss adjustment expenses	(1.5)	(0.7)	—	(2.2)
Profit commission expense	—	—	—	—
Acquisition costs	0.7	6.8	—	7.5
Other operating expenses	5.3	1.8	—	7.1
Underwriting gain	$0.9	$9.8	$—	$10.7

	Six Months Ended June 30, 2006
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$91.0	$8.2	$0.4	$99.6
Net written premiums	60.0	7.7	—	67.7
Net earned premiums	27.8	21.7	—	49.5
Loss and loss adjustment expenses	(0.5)	5.9	—	5.4
Profit commission expense	—	(0.4)	—	(0.4)
Acquisition costs	2.3	7.4	—	9.7
Other operating expenses	17.4	1.7	—	19.1
Underwriting gain	$8.6	$7.1	$—	$15.7

	Six Months Ended June 30, 2005
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$37.0	$14.9	$1.8	$53.7
Net written premiums	31.4	10.4	—	41.8
Net earned premiums	17.8	35.9	—	53.6
Loss and loss adjustment expenses	(1.3)	(2.8)	—	(4.1)
Profit commission expense	—	—	—	—
Acquisition costs	1.9	13.7	—	15.5
Other operating expenses	12.4	2.6	—	15.0
Underwriting gain	$4.8	$22.4	$—	$27.2

The following is a reconciliation of total underwriting gain to income before provision for income taxes for the periods ended:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
	(in millions of U.S. dollars)
Total underwriting gain	$6.7	$10.7	$15.7	$27.2
Net investment income	13.5	13.3	26.3	26.6
Net realized investment (losses) gains	(0.2)	0.8	(1.4)	1.0
Unrealized gains (losses) on derivative financial instruments	4.1	(8.2)	4.9	(3.3)
Other expense	(0.7)	(2.5)	(1.3)	(2.5)
Income before provision for income taxes	$23.4	$14.0	$44.2	$48.9